July 18, 2012

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE», «ZIP»

Re: WNC Housing Tax Credit Fund V, L.P., Series 3 (the “Partnership”) – Property Disposition Notice

Dear «ATTENTION»,

You may recall that the Partnership proposed the sale of the apartment complex owned by Shepherd South Apartments I, Ltd., pursuant to a consent solicitation statement dated April 12, 2012. The proposal was approved on May 8, 2012. Since our last property disposition notice to you, the apartment complex owned by Shepherd South I has been sold by that local limited partnership. Also, the Partnership has sold its interest in another local limited partnership, Escatawpa Village Associates, Limited Partnership (“Escatawpa”). Neither the Shepherd South I appraisal nor the Escatawpa appraisal indicated any remaining equity in the apartment complexes. As indicated in the consent solicitation statement, proceeds of the Shepherd South I real property sale distributed to the Partnership were used to pay accrued and current fees and expenses and to replenish reserves. The Escatawpa transfer was made for consideration intended to be sufficient to pay for the Partnership’s closing costs. The Escatawpa apartment complex stayed with Escatawpa subject to its mortgage indebtedness.

The schedule comprising Attachment No. 1 hereto includes each property’s appraised value as of the date set forth, conducted with any applicable restrictions taken into consideration subject to the short-term leases, and each property’s loan balance as of December 31, 2011. The table also includes the type of transaction (asset or limited partnership interest sale) and the date each transaction took place.

We would like to remind you of the investment benefits you have received from the Partnership. The average Limited Partner investing in the Partnership during its initial offering has received federal tax credits of approximately 136% of the amount invested. In addition, each Limited Partner has been allocated losses, which are classified as passive losses for most Limited Partners.

Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The sales described herein will result in gross taxable income to Limited Partners which will be reflected in your 2012 K1, expected to be delivered to you approximately February or March 2013. Accordingly each Limited Partner is encouraged to consult his, her or its own tax advisor as to the specific tax consequences as a result of the sales.

If you have any questions please contact Investor Services by phone or email at investorservices@wncinc.com

Best regards,

/s/ DENIM MERCADO

Denim Mercado
Investor Services Manager

cc: Registered Representative

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com

Attachment No. 1

A	B	C	D	E	F	G
Local Limited Partnership	Mortgage Debt at 12/31/11	Appraised Value	Column B less Column C	Date of Appraisal	Date of Sale	Type of Transaction

Shepherd South Apartments I	$507,062	$350,000	($157,062)	9/29/2011	6/28/2012	Asset Sale
Escatawpa Village Associates	$848,570	$655,000	($193,570)	3/14/2012	6/1/2012	LP Interest Sale